May 21, 2021

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Rebecca Marquigny

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Ms. Marquigny:

Below please find our responses to your comments with respect to the Registrant’s Post-Effective Amendment No. 111 (“PEA No. 111”) to its Registration Statement on Form N-1A (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 29, 2021 (SEC Accession Number 0001398344-21-007145), for the purpose of enhancing certain disclosure related to the ESG investment strategy and process of the Reynders, McVeigh Core Equity Fund (the “Fund”). PEA No. 111 is scheduled to become effective with the SEC pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on May 28, 2021.

General Comment. Please note that any comment provided herein applies to language repeated within the Registration Statement and please consistently respond to all applicable language or identify any discrepancies in your response and explain.

Prospectus

Comment 1. With regard to the last two sentences included in footnote (1) to the Average Annual Total Returns Table, please consider clarifying in plain English the after-tax disclosure to convey the concepts more clearly.

“The Return After Taxes on Distributions and Sale of Fund Shares for a period may be greater than the Return After Taxes on Distributions for the same period if there was a loss realized on the sale of Fund shares. The benefit of the tax loss (to the extent it can be used to offset other gains) may result in a higher return. After-tax returns for other share classes will vary.”

Response: Form N-1A allows for an explanation to be provided adjacent to the Average Annual Total Returns Table if the average annual total return (after taxes on distributions and redemption) is higher than average annual total return. As this is not applicable to the Fund in that the average annual total return (after taxes on distributions and redemptions) is not greater than the average annual total return, the subject disclosure reflected above has been deleted.

Securities and Exchange Commission Attn: Rebecca Marquigny Page 2

Comment 2. With regard to the last bullet in the summary table reflecting the Fund’s Principal Investments in the section titled “Additional Information Regarding Principal Investment Strategies,” which states the Fund “Will invest in equity securities of companies that are judged by the Adviser to have superior and/or improving ESG fundamentals,” please further explain how the Adviser determines ESG fundamentals are improving. In your response, please consider detailing the criteria used and address any threshold or floor used to make such determination.

Response: The Registrant has updated the bullet in the summary table to reference the additional disclosure, as follows: “Will invest in equity securities of companies that are judged by the Adviser to have superior and/or improving ESG fundamentals as described in the Investment Process section below.” In addition, the Registrant has expanded upon its identification of companies with improving ESG fundamentals by adding the following additional disclosure following the third paragraph in the sub-section titled “Investment Process” immediately following the summary table (emphasis supplied to denote enhanced disclosure):

“In order to incorporate ESG factors into the investment discipline, the Adviser analyzes a wide range of sources and incorporates that information into the overall research process. These sources include a company’s own ESG reports, comparative studies done by specialists in ESG research, and the use of outside research services that aggregate hundreds of sources of ESG data into quantifiable measures. The Fund’s portfolio managers seek to identify companies with strong and/or improving ESG profiles. They evaluate companies on (E)nvironmental issues such as conserving natural resources and reducing harmful emissions. They determine a company’s commitment to (S)ocial goals including fair treatment of employees, diversity and inclusion of the workforce, human rights, and how it extends these goals to its suppliers. They also analyze companies on their adherence to best practices in (G)overnance, including policies related to compensation, transparency, diversity, decision-making and ethics.

Companies included in the Fund are not required to meet a minimum ESG score. Rather, the Adviser tracks ESG scores, identifying and monitoring increases, illustrating improvement over time. The Adviser subscribes to a data feed from an outside vendor that provides monthly ESG scores on 20,000 companies, including tracked changes in these scores. The Adviser reviews ESG data on individual companies, as well as comparative scores for peer firms. They also review companies’ own annual sustainability reports to analyze whether meaningful improvement has been achieved on ESG goals.

All ESG scores are considered when making a determination of a company’s inclusion in the Fund, though the Adviser assigns greater weight to issues that are seen as most critical to a particular company or industry. For example, environmental scores are treated as more meaningful for an industrial company than for a health care provider.”

Securities and Exchange Commission Attn: Rebecca Marquigny Page 3

Comment 3. With regard to the third paragraph in the sub-section titled “Investment Process,” please provide additional detail as to how ESG measures are specifically used in the investment selection process. For example, it is unclear if the Adviser uses low scores in ESG criteria to screen out companies or if high scores in ESG criteria are used to select stocks of companies with strong or improving ESG profiles. Please also consider clarifying whether the Adviser analyzes all components of the ESG profile comprehensively to screen potential companies or if one component of the ESG profile can impact the screen independently.

Response: In addition to the disclosure incorporated into the Fund’s prospectus as detailed in the response to Comment 2 immediately above, additional disclosure has been incorporated into the “Investment Process” section as follows:

“The Adviser begins with some exclusionary screens. The Fund is fossil-fuel free so the Adviser excludes all companies involved in the exploration and production of fossil fuels. The Adviser also eliminates certain other sectors such as companies with a significant portion of revenues from weapons, guns, tobacco, alcohol or gambling. All other companies remain in the Adviser’s potential investment universe. The Adviser then seeks to identify companies with sustainable earnings, a high or improving ESG score, and a stock price that is attractively valued.”

Comment 4. With regard to the sixth paragraph in the sub-section titled “Investment Process,” with regard to the management of cash, please clarify/quantify the reference to “some” of these assets in the sentence referenced below (i.e. can a specific range or percentage be identified). In addition, please further describe the “community-based financial organizations” that the disclosure is intended to include (i.e., credit unions, community banks).

Response: The subject disclosure has been revised to address the comment as follows (emphasis supplied to denote enhanced disclosure):

“As part of its management of cash in the Fund, the Adviser can invest up to 5% of the Fund’s cash in certificates of deposit or other cash management options with community-based financial organizations that are judged to have a high positive impact on issues such as low-income housing, job development, and/or environmental protection. These community-based financial organizations can include credit unions, community banks, and community loan funds.”

Comment 5. With regard to the ESG Criteria Risk disclosure in the section titled “Additional Information Regarding Principal Investment Risks,” please consider mirroring this risk disclosure in the risk disclosure included in the Item 4 summary section of the Fund’s registration statement for ESG Criteria Risk. Please also consider expanding or enhancing the ESG Criteria Risk disclosure to be more specific to the Fund’s tailored use of ESG criteria in its investment strategy. For example, consider the impact of risks other than profitability, such as any limitations in the availability and quality of ESG data, the comparability of ESG data across the industry and various companies and inconsistencies in the use of various ESG terminology (i.e. the analysis is only as good as the data).

Securities and Exchange Commission Attn: Rebecca Marquigny Page 4

Response: The Registrant has updated ESG Criteria Risk in its Item 4 summary section to more closely mirror the ESG Criteria Risk disclosure included in the section titled “Additional Information Regarding Principal Investment Risks.” In addition, ESG Criteria Risk has been enhanced to address the comment as follows:

ESG Criteria Risk

The Fund’s Environmental, Social and Governance (“ESG”) criteria, which typically select or exclude securities of certain issuers for reasons other than performance, carry the risk that the Fund may forgo some market opportunities available to funds that do not use an ESG investing strategy, and that the Fund’s performance will differ from such funds. For example, the application of the Fund’s ESG criteria could affect the Fund’s exposure to certain sectors or types of investments, which could negatively impact the Fund’s performance relative to non-ESG investing funds. ESG investing is largely qualitative and subjective by nature, and there is no guarantee that the ESG criteria utilized by the Adviser or any ESG judgment exercised by the Adviser will reflect the opinions of any particular investor, and the criteria utilized by the Adviser may differ from the criteria that any particular investor considers relevant in evaluating an issuer’s ESG practices. The Adviser’s proxy voting decisions with respect to the Fund are also guided by ESG principles, which may not always support corporate initiatives that produce the maximum short-term gain in the prices of underlying securities. In evaluating an issuer’s ESG practices, the Adviser utilizes information and data obtained through voluntary or third-party reporting that may be incomplete, inaccurate or unavailable, which could cause the Adviser to incorrectly assess an issuer’s business practices from an ESG perspective. Socially responsible norms differ by region, and an issuer’s ESG practices or the Adviser’s assessment of an issuer’s ESG practices may change over time. The Fund’s ESG criteria seek to exclude issuers that the Adviser deems to be fundamentally misaligned with sustainability principles. Successful application of the Fund’s ESG investment criteria and the Adviser’s engagement efforts will depend on the Adviser’s skill in properly identifying and analyzing material ESG issues, and there can be no assurance that the strategy or techniques employed will be successful.

Securities and Exchange Commission Attn: Rebecca Marquigny Page 5

If you have any additional questions, or need additional information, please contact me by phone at 513-869-4297 or e-mail at mmiller@ultimusfundsolutions.com or Thomas Sheehan, counsel to the Trust and its Independent Trustees, by phone at 207-228-7165 or by e-mail at tsheehan@bernsteinshur.com.

Sincerely,

/s/ Matthew Miller

Matthew Miller
President

cc:	Mr. Martin Dean, Chief Compliance Officer

Ms. Tiffany Franklin, Assistant Secretary